Filed by Ensco plc
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Pride International, Inc.
Commission File No: 001-13289

Howard Weil 39th Annual Energy Conference March 29, 2011

Forward-Looking Statements 2 Statements included in this presentation regarding the consummation of the proposed Pride transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, contemplated financing after the transaction, adequacy of cash reserves, financial performance, accretion to earnings, revenue growth, future dividend levels, credit ratings or other attributes of the combined companies and other statements that are not historical facts, are forward-looking statements. Forward-looking statements include words or phrases such as "anticipate," "believe," "contemplate," "estimate," "expect," "intend," "plan," "project," "could," "may," "might," "should," "will" and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies' security holders, costs and difficulties related to integration of acquired businesses, delays, costs and difficulties related to the transaction, market conditions, and the combined companies' financial results and performance, consummation of financing for additional borrowing capacity after the transaction, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in risk factors and elsewhere in each company's Annual Report on Form 10-K for the year ended 31 December 2010, and their respective other filings with the Securities and Exchange Commission (the "SEC"), which are available on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this document is as of today. Except as required by law, both companies disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Create World's Second Largest Offshore Driller 3 Wider range of enhanced drilling technologies drillships, semisubmersibles, premium jackups Expand into strategic, high-growth markets Broaden customer base with leading national and international oil companies, as well as many independent operators Immediately accretive to shareholders Improve financial structure Shared core values safety, employee development, operational excellence, customer satisfaction Complementary Fleets, Markets & Customers

World's Second Largest Offshore Rig Fleet 4 Source: ODS Petrodata - 23 Mar 2011 - Numbers include competitive industry-wide semisubmersibles, drillships and premium jackups, including rigs under construction or on order. 138

Wide Range of Advanced Drilling Technologies 5 Note: Includes rigs under construction or on order. 7 13 7 49 PREMIUM JACKUP RIGS ULTRA-DEEPWATER DRILLSHIPS MOORED SEMISUBMERSIBLES DYNAMICALLY POSITIONED SEMISUBMERSIBLES

Second Youngest & Third Largest Deepwater Fleet (4,500'+) 6 Fleet Size Avg. Age of Fleet Source: ODS Petrodata - 23 Mar 2011 - Deepwater includes competitive semisubmersibles and drillships able to drill in 4,500' and greater water depths including rigs that are cold stacked, under construction or on order. Average age excludes rigs under construction or on order. Ensco and Pride have three ultra-deepwater semis and two drillships, respectively, under construction.

Youngest & Third Largest Ultra-Deepwater Fleet (7,500'+) 7 Fleet Size Avg. Age of Fleet Source: ODS Petrodata - 23 Mar 2011 - Ultra-deepwater includes competitive semisubmersibles and drillships able to drill in 7,500' and greater water depths including rigs that are cold stacked, under construction or on order. Average age excludes rigs under construction or on order. Ensco and Pride have three ultra-deepwater semis and two drillships, respectively, under construction.

Largest Active Premium Jackup Fleet 8 Premium Jackups Active Source: ODS Petrodata - 23 Mar 2011 - Premium jackups include competitive, 250' and larger independent-leg rigs, harsh standard jackups and all rigs under construction or on order. Active does not include rigs cold stacked, under construction or on order.

Jackup Fleet Overview 9 $1 billion invested in jackup fleet since beginning of 2005 $460 million - construction & acquisition $550 million - enhancements Total fleet of 42 (49 with Pride) independent leg design units More 400' water depth jackups than any other driller 12 units (25% of fleet) less than 12 years old 24 (29 with Pride) units rated for 300' water depth or greater Major "life extension and equipment upgrades" completed during last 10 years

Organic Growth from Newbuild Programs 10 Source: ODS Petrodata 2 1 1 1 2 1 4 2 2 13 Delivered 7 Under Construction 1 3 Plus options for 1 drillship and 2 jackups

Newbuild Delivery Schedule 11 2012 2013

Broader Geographic Reach - Minimal Overlap U.S. Gulf of Mexico U.S. Gulf of Mexico U.S. Gulf of Mexico U.S. Gulf of Mexico ESV PDE Total Ships 3 3 Semis 3 3 Jackups 9 2 11 West Africa West Africa West Africa West Africa ESV PDE Total Ships 2 2 Semis 2 2 Jackup 1 1 Europe & Mediterranean Europe & Mediterranean Europe & Mediterranean Europe & Mediterranean ESV PDE Total Semi 1 1 Jackups 10 10 Middle East Middle East Middle East Middle East ESV PDE Total Jackups 8 4 12 Asia Pacific Asia Pacific Asia Pacific Asia Pacific ESV PDE Total Semi 1 1 Jackups 9 9 Mexico Mexico Mexico Mexico ESV PDE Total Jackups 4 4 Brazil Brazil Brazil Brazil ESV PDE Total Semis 9 9 12 French Guiana French Guiana French Guiana French Guiana ESV PDE Total Semi 1 1 Under Construction/On Order Under Construction/On Order Under Construction/On Order Under Construction/On Order ESV PDE Total Ships 2 2 Semis 3 3 Jackups 2 2

Deepwater Drilling Opportunities 13 Golden Triangle Emerging

Deepwater Discoveries 14 Source: PFC Energy

Expand Customer Base - Minimal Overlap 15 15 Ensco Pride

EnergyPoint Independent Customer Survey EnergyPoint Independent Customer Survey #1 Performance and Reliability #1 Job Quality #1 Health, Safety, Environment 16 #1 Total Satisfaction

U.S. Gulf of Mexico Performance 17 ENSCO 8501: first rig permitted to drill new deepwater well since Macondo Virtually all marketed jackups have continued to work post Macondo ENSCO 86: 1st jackup to drill a new gas well ENSCO 82: 1st jackup to drill a new oil well ENSCO 8500 and ENSCO 8501: first two semis to receive deepwater certification ENSCO 8502 and ENSCO 8503 Negotiated standby rates/preserved original contract terms Favorable sublet for ENSCO 8503 in French Guiana Managing Through Adversity

ENSCO 8501 18

Safe Operations 19 TRIR = Total recordable incident rate. IADC industry stats are 4Q10 for U.S., S. America, Middle East, Asia Pacific, Europe and Africa waters. Ensco and Pride stats are as of 31 Dec 2010.

Safety, Health & Environment 20 Goal is a zero-incident workplace Executive management commitment and attention Dedicated SHE personnel - corporate/region/rig Comprehensive training programs Quality control and audit Dedicated safety management systems Root-cause analysis to prevent recurrence of incidents A Shared Core Value

Revenue by Segment 21 Source: Companies' reported twelve months 2010 revenue Pro forma

Contracted Revenue Backlog 22 Approximately $10 billion Revenue ($ billions) 7 February 2011

Recent Notes Offering 23 $1 billion of senior notes due 2016 at 3.25% coupon $1.5 billion of senior notes due 2021 at 4.7% coupon Baa1/BBB+ ratings from Moody's/S&P Improve weighted average cost of capital Prudent Financial Management

Balance Sheet Strength Source: Bloomberg - Moody's and Standard & Poor's Ratings. Leverage Ratio = LTD + current portion LTD + other long-term liabilities divided by total debt + shareholders' equity as of 31 December 2010, except ESV/PDE pro forma estimate after closing. 24 Investment Grade Ratings NR Baa3/BBB Baa3/BBB- Ba1/BBB- Baa1/A- Baa1/A- Baa1/BBB+ Baa1/BBB+

Capital Management 25 Continue $0.35 per share quarterly cash dividend Revenue backlog and projected cash flows support newbuild programs and pro forma debt Increase scale Enhance diversification: fleet, markets, customers Improve weighted average cost of capital $560 million share repurchase authorization Maintain Flexibility

Summary 26 Create world's second largest offshore driller Complementary rig fleets, geographic scope and customers Wider range of enhanced drilling technologies Accelerate growth in strategic, high-growth markets Broaden customer base with leading national and international oil companies, as well as many independent operators Shared core values Immediately accretive to shareholders Improve financial structure The Future of Offshore Drilling

The Future of Offshore Drilling 27

28 Important Additional Information Regarding The Proposed Merger with Pride Has Been Filed With The SEC In connection with the proposed transaction, Ensco has filed a registration statement including a preliminary joint proxy statement/prospectus of Ensco and Pride with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND PRIDE ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO IT) BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Ensco and Pride seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other relevant documents filed by Ensco and Pride with the SEC from the SEC's website at www.sec.gov. Security holders and other interested parties may also obtain, without charge, a copy of the definitive joint proxy statement/prospectus (when available) and other relevant documents by directing a request by mail or telephone to either Investor Relations, Ensco plc, 500 N. Akard, Suite 4300, Dallas, Texas 75201, telephone 214-397-3015, or Investor Relations, Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-789-1400. Copies of the documents filed by Ensco with the SEC are available free of charge on Ensco's website at www.enscoplc.com under the tab "Investors." Copies of the documents filed by Pride with the SEC are available free of charge on Pride's website at www.prideinternational.com under the tab "Investor Relations." Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC's website for further information on its public reference room. Ensco and Pride and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco's proxy statement relating to its 2010 General Meeting of Shareholders and Pride's proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on 5 April 2010 and 1 April 2010, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies' security holders generally, by reading the registration statement, definitive joint proxy statement/prospectus (when available) and other relevant documents regarding the transaction filed with the SEC.

Ensco Howard Weil 39th Annual Energy Conference (March 29, 2011):
The following is the speaker’s notes accompanying the foregoing slide presentation of Ensco plc.
1. Good morning everyone, we appreciate your interest in Ensco and we thank the Howard Weil team for inviting us back again this year.
2. Please note our forward-looking statement which can also be found on our website.
3. As many of you know, we issued a press release on February 7 announcing Ensco’s plans to acquire Pride International. As we exchanged information with Pride to prepare for the announcement and learned more about each others’ operations, market strengths, customer relationships and culture the more we realized what an ideal strategic fit we would create by combining our two companies. The combination will form the world’s second largest offshore driller. More important than the increased scale however is the complementary fit between our rig fleets, markets and customers, which we will cover in detail.
4. The combined company will have a total of 76 rigs — shown here in orange.
5. The combination widens the range of enhanced drilling capabilities ranging from:
ultra-deepwater drillships,
to dynamically positioned semisubmersibles,
to moored semis;
and premium jackups.
6. We will have the third largest deepwater fleet with 21 rigs that can drill in 4,500’ water depths or greater and the second youngest fleet of its kind with an average rig age of just seven years. This is less than half the age of the next youngest competitor, whose average rig age is 15 years.
7. In terms of the ultra-deepwater market as you see here we will have “the youngest” fleet capable of drilling in 7,500’ of water or greater. This will continue to be true through “at least” 2012 given the expected deliveries of our new rigs currently under construction.
8. Together we will also have the “the largest” fleet of “active” premium jackup rigs, as shown on the right with a total of 40 rigs. The numbers shown here for “active” rigs for Ensco and our competitors exclude rigs that are cold stacked.
9. We have been successful in keeping our rigs working because we continually invest in our fleet and emphasize safety and operational performance. Including acquisitions, new construction and enhancements to existing rigs, we have invested more than $1 billion in our jackup fleet since the beginning of 2005. All of our jackups are independent leg designs and over half of the fleet is rated for 300’ water depth or greater. We also have more 400’ jackups than any of our competitors. Twelve of the units are less than 12 years old. With most of our older rigs, we have invested in major life extensions and upgrades during the last decade.
10. In terms of newbuild construction, You’ll see that both companies have been very active in terms of new rig deliveries over the past several years to high-grade our respective fleets, and we have 7 more rigs under construction that will be delivered over the next three years plus options for one additional drillship and two ultra-premium jackups.

11. The delivery schedule for these rigs underscores the organic growth potential that the combined company already has in place.
12. This chart shows one of the most compelling reasons to combine our two companies. The strategic fit in terms of geographic reach is remarkable with minimal overlap. For example, Ensco is a leader in Asia Pacific, Europe and Mexico where Pride has little to no presence. There are significant opportunities to leverage Ensco’s experience in these markets to contract Pride’s drillships, semis and mid-water floaters. And, Pride has extensive operating experience in Brazil and West Africa, two of the largest and fastest-growing deepwater markets.
13. As we look at this slide, we all know about the Golden Triangle as being the most active deepwater markets. But there are also many emerging deepwater markets, which will create significant future demand and collectively we have experience operating in most of these markets.
14. As shown here we have seen tremendous growth in the number of new deepwater discoveries that will drive increasing demand for offshore drilling especially if oil stays in its recent price range.
15. This shows that our two companies also complement each other extraordinarily well in terms of customer mix. Pride will be introduced to Ensco’s large customer base of leading national and international operators as well as many independents. And, Ensco will benefit from Pride’s strong customer relationships with Petrobras and OGX in Brazil, as well as leading customers operating in West Africa. Both companies have excellent reputations in customer satisfaction, which we believe are directly tied to our extensive training and competency assurance programs that are accredited by the International Association of Drilling Contractors.
16. Recently Ensco received #1 ranking in eleven categories and Pride in 3 in an independent survey of operators. The survey was completed by EnergyPoint a leading independent research firm. We are proud of the recognition and gratified that customers value the investments we have made both in our fleet and our people which are evident in these exemplary scores.
17. Perhaps the best evidence of our strong customer focus this year has been our results in the Gulf of Mexico following the Macondo incident. Virtually all of our marketed jackups have continued to work and given our proactive approach to addressing new regulations in conjunction with our customers Ensco’s jackups drilled the first new gas well (Apache) and the first new oil well (Chevron) after new regulatory requirements were put in place. We also had the first two deepwater rigs certified in the Gulf. The true strength of a company is often most evident during times of adversity and Ensco’s ability to perform well in the Gulf of Mexico despite recent challenges is a testament to the:
quality of our fleet,
professionalism of our employees,
depth of our customer relationships, and
our disciplined approach to risk management.
18. As recently reported in the media, ENSCO 8501 shown here well be the first rig to drill a new deepwater well in the Gulf since the moratorium was lifted under our customer Noble Energy’s permit.

19. Our strong customer relationships are also directly tied to our focus on safety. Both companies have excellent safety records that are significantly ahead of the industry average in terms of total recordable incident rates, and both have improved safety performance significantly over the past five years.
20. The management teams of both companies are committed to achieving a zero-incident workplace and have dedicated SHE teams at every level. We have invested heavily in training programs and systems, and have proven quality control and audit programs to ensure that our safety management systems are operating at optimal levels.
21. The combination also gives us improved diversification in terms of “more balanced” revenue by segment between deepwater and jackups as shown on the pie chart on the right.
22. Contracted revenue backlog, is approximately $10 billion for the combined company, which gives us great visibility in terms of future cash flows. This was an important consideration with the rating agencies in terms of maintaining our investment grade ratings.
23. We recently completed a $2.5 billion debt offering to fund a portion of the cash consideration for the pending merger. The offering was significantly oversubscribed and we have secured favorable interest rates that will significantly reduce our overall cost to capital.
24. We anticipate maintaining investment grade ratings since our leverage ratio — shown here in orange — will be “right in line” with other investment-grade offshore drillers at around 30%.
25. We will continue to have significant flexibility from a capital management perspective. In fact, Ensco’s board of directors has already expressed their intention to maintain the regular quarterly cash dividend at the $0.35 per share level after the closing of the transaction on the increased number of shares. The improved financial structure will provide a very competitive cost of capital, and plenty of flexibility to complete our rigs under construction. While cash flows will initially be focused on our remaining newbuild commitments, future cash flows also will be used to pay down debt. We anticipate that the planned combination will be accretive to 2011 and 2012 EPS and cash flow. For 2012, we expect the combined company’s EPS to be more than 10% accretive to Ensco’s stand alone EPS that is estimated to be in the $5 per share range, excluding transaction-related expenses and costs incurred to achieve the expense synergy benefits. For 2012, expense synergy benefits are projected to be at least $50 million.
26. In summary, we believe the combination of our two companies will create a very powerful organization that truly will represent the Future of Offshore Drilling in terms of:
fleet composition,
market presence,
customer relationships,
safety, and
operational excellence.
Together, we believe, we will create significant value for our shareholders, customers and employees well into the future.
27. Thank you. Now we’d be pleased to answer any questions.